As filed with the Securities and Exchange Commission on June 8, 2015
Investment Company Act File No. 811-23048

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ AMENDMENT NO. 1

FINTAN ALTERNATIVE FIXED INCOME MASTER FUND, LLC

(Exact name of Registrant as specified in Charter)

203 Redwood Shores Parkway, Suite 230
Redwood City, California  94065

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code:  (650) 687-3450

Josephine Cheung
Fintan Partners, LLC
203 Redwood Shores Parkway, Suite 230
Redwood City, California 94065

(Name and address of agent for service)

COPY TO:
Jesse P. Kanach, Esq.
Perkins Coie LLP
700 Thirteenth St., NW
Washington, DC  20005

Fintan Alternative Fixed Income Master Fund, LLC

PART A

Responses to Items 1, 2, 3.2, 4, 5, 6 and 7 of Part A have been omitted pursuant to Paragraph 3 of Instruction G of the General Instructions to Form N-2.

Responses to certain Items required to be included in Part A of this Registration Statement are incorporated herein by reference from the prospectus contained in the Registration Statement on Form N-2 of Fintan Alternative Fixed Income Institutional Fund, LLC (the “Institutional Fund”), as filed with the Securities and Exchange Commission (the “SEC”) as of the date hereof (the “Feeder Fund Prospectus”).  The Institutional Fund,  Fintan Alternative Fixed Income Advisory Fund, LLC (together with the Institutional Fund, the “Feeder Funds” and, individually, a “Feeder Fund”), and the Master Fund are organized in what is commonly referred to as a “master-feeder” structure.  The two Feeder Funds are the initial feeder funds in this “master-feeder” structure and the Master Fund anticipates that it may from time to time permit feeder funds in addition to the Feeder Funds to invest in the Master Fund.

Item 3.  Fee Table

Member transaction expenses
Maximum sales load	None
Dividend reinvestment fee	None
Early repurchase fee	None

Annual expenses
Investment management fee	0.75%
Other expenses	0.70	%(1)
Acquired Fund Fees and Expenses	3.97	%(2)

Total annual expenses	5.42%

Expense reimbursements	0.20	%(1)

Total annual fund operating expenses after feeder fund expense reimbursements	5.22%

(1)
The Investment Manager has agreed to waive its fees and/or reimburse expenses of each of the Feeder Funds so that its “Capped Expenses” including each of the Feeder Funds’ pro rata share of the Master Fund’s Capped Expenses will not exceed 0.50% annualized (computed and applied on monthly basis).  In order to maintain Capped Expenses at or below 0.50%, it may be necessary for the Investment Manager or its affiliates to pay certain operating and other expenses of the Feeder Funds or the Master Fund.  The reimbursements reflected above are those which the Master Fund expects the Investment Manager or its affiliates to pay based on fee and expense estimates by the Master Fund.  This arrangement cannot be terminated on less than one year’s notice by the Investment Manager.  Each of the Feeder Funds has agreed to repay these amounts, when and if requested by the Investment Manager, but only if and to the extent that Capped Expenses of the applicable Feeder Fund (including such Feeder Fund’s pro rata share of the Master Fund’s Capped Expenses) are less than 0.50% (annualized) within the three year period after the Investment Manager bears the expense.  The Feeder Funds can only repay the Investment Manager if Capped Expenses remain less than 0.50% annualized and if the repayment takes place within the three year period after the Investment Manager bore the expense.  All or a portion of any such payment by the Feeder Funds may be made indirectly from the Master Fund if deemed equitable by Master Fund.  For more information, including the definition of “Capped Expenses,” see “Management of the Fund -- Other Expenses -- Capped Expenses” in the Feeder Fund Prospectus.

(2)
As an investor in the Portfolio Hedge Funds, the Master Fund (and thus each of the Feeder Funds) is indirectly subject to the fees and expenses to which the Portfolio Hedge Funds are subject.  The SEC requires disclosure of these “Acquired Fund Fees and Expenses” in the above format.  Acquired Fund Fees and Expenses include management fees, performance-based fees and allocations, and other expenses to which the Master Fund is subject as an investor in the Portfolio Hedge Funds, as well as any direct fees, such as redemption fees, charged by such Portfolio Hedge Funds.  Each Portfolio Hedge Fund’s expenses and other terms vary.  In addition, the underlying Portfolio Hedge Funds will also incur trading expenses, including commissions, dealer spreads, interest and other borrowing expenses, and other transaction-related costs, as well as costs that are the byproduct of leveraging or hedging activities employed by the Portfolio Hedge Funds for various purposes such as to seek to enhance their returns or preserve their capital.  The Acquired Fund Fees and Expenses disclosed above are estimated, as the Master Fund has no operating history, and the Master Fund expects such fee levels to change substantially over time, including based on higher and lower performance-based compensation as different Portfolio Hedge Funds have higher or lower returns; the Master Fund’s expectation that, for recently launched Portfolio Hedge Funds in which the Master Fund may invest, expenses may tend to be significantly greater in the initial years as startup costs are being borne over a smaller invested capital base; and changes to which Portfolio Hedge Funds are included in the Master Fund’s portfolio from time to time.  The Master Fund generally expects that the Portfolio Hedge Funds will be subject to management fees that range from 1% to 2% annually, and performance-based fees or allocations that range from 10% to 20% of net profits or on a similar basis.  These fees payable by Portfolio Hedge Funds are estimates and may be higher or lower than the numbers shown in the preceding sentence.

Example

The following example is intended to help you compare the cost of investing in the Master Fund with the cost of investing in other funds.  The assumed 5% annual return, which is required by the SEC, is not a prediction of, and does not represent, the projected or actual performance of the Master Fund.  Similarly, reference to a $1,000 investment is required by the SEC for purposes of this calculation and does not reflect the higher minimum initial investment that the Feeder Funds may require.

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return. The rate of return of the Master Fund may be greater or less than the hypothetical 5% return used in the example.  A greater rate of return than that used in the example would increase the dollar amount of the Investment Management Fee paid by the Master Fund, as well as the dollar amount of the other expenses included in the calculation.

The purpose of the following example is to assist the investor in understanding the various costs and expenses that an investor in the Master Fund will bear either directly or indirectly.  The Expense Agreement can be terminated by the Investment Manager on one year’s notice; thus, the expense reimbursements reflected in the table above are reflected in this example only for Year 1.

1 year	3 years	5 years	10 years
$46	$139	$233	$470

Had the investment amount reflected each Feeder Fund’s $25,000 minimum initial investment, and had the Acquired Fund Fees and Expenses resulting from the Portfolio Hedge Funds not been included in the example above, such that only the direct expenses incurred at the Master Fund were included, and assuming that the Expense Agreement was renewed for each year during the 10-year period shown, the estimated fees and expenses for the 1, 3, 5 and 10 year periods would be $1,154, $3,475, $5,814  and $11,740, respectively.  Actual expenses may be greater or less than those shown.

Item 8.  General Description of the Registrant.

The Master Fund is registered under the Investment Company Act as a closed-end, non-diversified management investment company.  The Master Fund was formed on April 6, 2015, as a limited liability company under the laws of the State of Delaware.  This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any security within the meaning of the Securities Act of 1933.

The Master Fund’s investment objective is to seek total returns.  Information on the Master Fund’s investment objective, strategies and policies, the kinds of securities in which the Master Fund principally invests, other investment practices of the Master Fund and the risk factors associated with investments in the Master Fund are incorporated herein by reference from the sections entitled “Investment Objective and Policies” and “Certain Risk Factors” in the Feeder Fund Prospectus, to the extent applicable to the Master Fund.

Item 9.  Management

A description of how the business of the Master Fund is managed is incorporated herein by reference from the section entitled “Management of the Fund” in the Feeder Fund Prospectus, to the extent applicable to the Master Fund.  The following list identifies the specific sections of the Feeder Fund Prospectus under which the information required by Item 9 of Form N-2 may be found; each listed section is incorporated herein by reference, to the extent applicable to the Master Fund.

Item 9.1(a): “Management of the Fund -- The Board”

Item 9.1(b): “Management of the Fund -- The Investment Manager”; “Management of the Fund -- The Investment Management Agreement”

Item 9.1(c): “Management of the Fund -- Portfolio Management”

Item 9.1(d): “Management of the Fund -- Administration Agreement”

Item 9.1(e): “Management of the Fund -- Custodian Agreement”

Item 9.1(f): “Management of the Fund -- Other Expenses”

Item 9.1(g): Not applicable

Item 9.2: Not applicable

Item 9.3: “Management of the Fund -- Control Persons”

Item 10.  Capital Stock, Long-Term Debt, and Other Securities

The Shares represent a pro rata interest in the net assets of the Fund.  Upon the liquidation of the Fund, its assets will be distributed (1) first to satisfy the debts, liabilities and obligations of the Fund (other than debts to Members) including actual or anticipated liquidation expenses, (2) next to repay debts owing to the Members and (3) finally to the Members proportionately in accordance with their Share balances.  Assets may be distributed in kind on a proportionate basis if the Board or liquidator determines that the distribution of assets in kind would be in the interests of the Members in facilitating an orderly liquidation.

Each Member has the right to cast a number of votes based on the Shares held by the Member, as the case may be, at a meeting of Members.  Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Directors, approval of the Investment Management Agreement, and on certain other matters.  Each Share of the Fund is entitled to one vote for each dollar of net asset value represented by the Share and a proportionate fraction of a vote for each fraction of a dollar of net asset value.  Members will not be entitled to cumulative voting in the election of Directors or any other matter.  Notwithstanding their ability to exercise their voting privileges, Members, in their capacity as such, are not entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund.  If the Fund is to vote on matters relating to the Master Fund, the Fund will pass through such votes to the Members.

Item 11.  Defaults and Arrears on Senior Securities

Not applicable.

Item 12.  Legal Proceedings

None of the Master Fund, the Feeder Funds, or the Investment Manager is a party to any material pending legal proceeding, nor is any of them subject to any proceeding instituted, or any proceeding known to be contemplated, by a governmental authority.

Item 13.  Table of Contents of Statement of Additional Information

Not applicable.

PART B

Part B of this Registration Statement should be read in conjunction with Part A. Capitalized terms used in this Part B and not otherwise defined have the meanings given them in Part A of this Registration Statement.

Responses to certain Items required to be included in Part B of this Registration Statement are incorporated herein by reference from the Feeder Fund Prospectus.

Item 14.  Cover Page

Not applicable.

Item 15.  Table of Contents

Not applicable.

Item 16.  General Information and History

Not applicable.

Item 17.  Investment Objective and Policies

Information on the Master Fund’s investment objective, strategies and policies, the kinds of securities in which the Master Fund principally invests, other investment practices of the Master Fund and the risk factors associated with investments in the Master Fund are incorporated herein by reference from the sections entitled “Investment Objective and Policies,” including “Investment Objective and Policies -- Fundamental Policies,” and “Certain Risk Factors” in the Feeder Fund Prospectus, to the extent applicable to the Master Fund.

Item 18.  Management

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Master Fund’s semi-annual report for the period ending September 30, 2015.

Information about the Directors and officers of the Master Fund, their roles in the management of the Master Fund, the compensation of the Directors, and the Board committees of the Master Fund is incorporated by reference from the section titled “Management of the Fund” in the Feeder Fund Prospectus.

Item 19.  Control Persons and Principal Holders of Securities

Upon the Master Fund’s commencement of operations, all or substantially all of its Interests will be owned by one or both of the two Feeder Funds.  Upon the Feeder Funds’ commencement of operations, all or substantially all of their interests may be owned by the Investment Manager or its affiliates.  Accordingly, as of commencement of operations, such owners may be deemed to “control” the Master Fund as that term is defined by the Investment Company Act.  Such owners’ level of holdings is expected to be reduced below any “control” threshold upon the investment in the Feeder Funds by other investors.

Item 20.  Investment Advisory and Other Services

Information on the investment management and other services provided for or on behalf of the Master Fund is incorporated herein by reference from the sections entitled “Management of the Fund” in the Feeder Fund Prospectus, to the extent applicable to the Master Fund.

Item 21.  Portfolio Managers

Information about the Master Fund’s portfolio managers is incorporated herein by reference from the sections entitled “Management of the Fund” in the Feeder Fund Prospectus, to the extent applicable to the Master Fund.

Item 22.  Brokerage Allocation and Other Practices.

A description of the Master Fund’s brokerage allocation and other practices is incorporated herein by reference from the section entitled “Brokerage” in the Feeder Fund Prospectus, to the extent applicable to the Master Fund.

Item 23.  Tax Status

Information on the taxation of the Master Fund is incorporated by reference from the section entitled “Taxes” in the Feeder Fund Prospectus, to the extent applicable to the Master Fund.

Item 24.  Financial Statements

As the Master Fund has no assets, financial statements are omitted.

Part C.  Other Information

Item 25.  Financial Statements and Exhibits

(1) As Registrant has no assets, financial statements are omitted.

(2) Exhibits:

(2)(a)(1) Certificate of Formation of Limited Liability Company.*

(2)(a)(2) Limited Liability Company Agreement.  Filed herewith.

(2)(b) Not Applicable.

(2)(c) Not Applicable.

(2)(d) See Item 24(2)(a)(2).

(2)(e) Automatic Dividend Reinvestment Plan.  Filed herewith.

(2)(f) Not Applicable.

(2)(g) Investment Management Agreement.  Filed herewith.

(2)(h) Not Applicable.

(2)(i) Not Applicable.

(2)(j) Custody Agreement.  Filed herewith.

(2)(k)(1) Administration Agreement.  Filed herewith.

(2)(k)(2)  Expense Agreement.  Filed herewith.

(2)(l) Not Applicable.

(2)(m) Not Applicable.

(2)(n) Not Applicable.

(2)(o) Not Applicable.

(2)(p) Not Applicable.

(2)(q) Not Applicable.

(2)(r)(1) Code of Ethics.  Filed herewith.

(2)(r)(2) Code of Ethics of the Investment Manager.  Filed herewith.

* Filed with the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on April 14, 2014 (File no. 811-23048) and incorporated herein by reference.

Item 26.  Marketing Arrangements

Not Applicable.

Item 27.  Other Expenses of Issuance and Distribution

All figures are estimates:

Registration fees: $0

Accounting fees and expenses: $0

Legal fees and expenses: $75,000

Printing and engraving: $10,000

Miscellaneous expenses: $10,000

Total: : $95,000

This total represents the expenses of the Master-Feeder structure.

Item 28.  Persons Controlled By or Under Common Control

After completion of the offering of Interests, the Registrant expects that no person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Fintan Partners, LLC, the Investment Manager of the Registrant.  The Investment Manager is a limited liability company formed under the laws of the State of Delaware.  Additional information regarding the Investment Manager is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-65032), and is incorporated herein by reference.

Item 29.  Number of Holders of Securities

Title of Class:  Limited Liability Company Interests

Number of Record Holders (as of June 1, 2015):  1

Item 30.  Indemnification

Reference is made to the provisions of Article Three, Section 3.7 of Registrant’s LLC Agreement, which document is incorporated herein.

The general effect of this provision, and related statutory indemnification benefits as may be available under Delaware or other applicable state or federal laws, is to protect trustees, officers, employees and agents of Registrant against legal liability and expenses incurred by reason of their service to Registrant.  In accord with the foregoing, Registrant shall indemnify its trustees, officers, employees and agents against judgments, fines, penalties, settlements and expenses to the fullest extent authorized, and in the manner permitted, by applicable state and federal law.

In addition, the Registrant will maintain a trustees’ and officers’ errors and omissions liability insurance policy protecting directors and officers against liability for claims made by reason of any acts, errors or omissions committed in their capacity as trustees or officers.  The policy will contain certain exclusions, among which is exclusion from coverage for active or deliberate dishonest or fraudulent acts and exclusion for fines or penalties imposed by law or other matters deemed uninsurable.

Pursuant to the various agreements with the Master Fund, the Investment Manager and certain of the affiliates of each of these are entitled to indemnities from the Master Fund for certain liabilities, costs and expenses they incur.

Item 31.  Business and Other Connections of Investment Adviser

Fintan Partners, LLC is the Investment Manager of the Registrant, and its business is summarized in Parts A and B of this registration statement in the sections titled “General Description of the Fund” and “Management of the Fund.”  Information about of any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Manager and its officers at any time during the past is incorporated by reference to the Investment Manager’s Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-65032).

Item 32.  Location of Accounts and Records

The Administrator maintains certain required accounting related and financial books and records of the Registrant at 615 East Michigan Street, Milwaukee, WI 53202.  The other required books and records are maintained by the Investment Manager at Fintan Partners, LLC, 203 Redwood Shores Parkway, Suite 230, Redwood City, California 94065.

Item 33.  Management Services.

Not Applicable.

Item 34.  Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf by the undersigned duly authorized person, in Redwood City, California, on the 5th day of June 2015.

Fintan Alternative Fixed Income Master Fund, LLC

By:	/s/ Josephine Cheung

Name: Josephine Cheung

Title: Authorized Person

Exhibit Index

(a)(2) Limited Liability Company Agreement.

(e) Automatic Dividend Reinvestment Plan.

(g) Investment Management Agreement.

(j) Custody Agreement.

(k)(1) Administration Agreement.

(k)(2)  Expense Agreement.

(r)(1) Code of Ethics.

(r)(2) Code of Ethics of the Investment Manager.